

# Citadel Securities Institutional LLC

2023 Financial Statement

# CITADEL | Securities

# Citadel Securities Institutional LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69663)

---

**Statement of Financial Condition as of December 31, 2023, and Report of Independent Registered Public Accounting Firm**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-69663

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___

                                                       MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Citadel Securities Institutional LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__200 South Biscayne Boulevard, Suite 3300__

(No. and Street)

| __Miami__ | __Florida__ | __33131__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Michael Henry__ | __(212) 651-7726__ | __Michael.Henry@citadel.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__

(Name – if individual, state last, first, and middle name)

| __1 North Wacker Drive__ | __Chicago__ | __Illinois__ | __60606__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| __10/20/2003__ | __238__ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Henry_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities Institutional LLC (the "Company")_____, as of December 31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Accounting Officer

Notary Public          2/28/2024

BRIDGET HENNESSEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6378230
Qualified in Queens County
Commission Expires 12/21/2026

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITADEL SECURITIES INSTITUTIONAL LLC

# Table of Contents



**Report of Independent Registered Public Accounting Firm**

To the Member of Citadel Securities Institutional LLC

*Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Citadel Securities Institutional LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 28, 2024

We have served as the Company's auditor since 2016.

CITADEL SECURITIES INSTITUTIONAL LLC

# Statement of Financial Condition

*(Expressed in U.S. dollars in millions)*

## ASSETS

| | | As of December 31, 2023 |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 112 |
| Receivable from brokers, dealers, and clearing organizations | | 439 |
| Receivable from customers | | 258 |
| Commissions receivable, net | | 12 |
| Other assets | | 4 |
| **Total assets** | $ | 825 |

## LIABILITIES AND MEMBER'S CAPITAL

| | | |
|---|---|---|
| **Liabilities:** | | |
| Payable to brokers and dealers | $ | 306 |
| Payable to customers | | 239 |
| Securities sold under agreements to repurchase, at fair value | | 115 |
| Payable to affiliates | | 19 |
| Commissions, clearance, and regulatory fees payable | | 14 |
| Other liabilities | | 1 |
| **Total liabilities** | | 694 |
| | | |
| Member's capital | | 131 |
| | | |
| **Total liabilities and member's capital** | $ | 825 |

CITADEL SECURITIES INSTITUTIONAL LLC

# Notes to Statement of Financial Condition

## Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. The Company is also a netting member of the Fixed Income Clearing Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

Citadel Securities Group LP ("CSG"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing as well as trades U.S. government securities and equities with institutional and broker and dealer clients. As a result, the Company engages in transactions with Citadel Securities LLC ("CSEC"), an affiliated broker and dealer.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Securities Americas Services LLC ("CSASC"), and certain of their affiliates (collectively, the "Citadel Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2025.

NOTE 2

## Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### *Use of Estimates*
The preparation of the financial statement in accordance with GAAP requires CSG to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

### *Cash and Cash Equivalents*
The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

As of December 31, 2023, the Company held money market funds of $98 million, which is included in cash and cash equivalents on the statement of financial condition.

### *Receivable from and Payable to Brokers, Dealers, and Clearing Organizations*
Receivable from and payable to brokers, dealers, and clearing organizations includes amounts receivable or payable for securities failed to deliver/receive and cash deposited at clearing organizations (see Note 5).

### *Commissions Receivable, Net*
Commissions receivable, net represents amounts receivable from customers for commissions and transaction fees (see Note 9). The balances are presented net of an allowance for doubtful accounts of $2 million. In determining the allowance for doubtful accounts, the Company assesses the collectability of receivables from its customers and considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability.

### *Receivable from and Payable to Customers*
Receivable from and payable to customers represents amounts receivable or payable for securities failed to deliver or receive (see Note 6).

### *Offsetting Financial Assets and Liabilities*
The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

### *Transfers of Financial Assets*
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings.

Repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

### *Valuation of Financial Instruments*
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports repurchase agreements and money market funds ("Financial Instruments") at fair value.

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organizations, or market participants (e.g., mean of the bid and offer price) or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

CITADEL SECURITIES INSTITUTIONAL LLC

# Notes to Statement of Financial Condition

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

| Basis of Fair Value Measurement | |
| --- | --- |
| **Level 1** | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; |
| **Level 2** | Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and |
| **Level 3** | Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. |

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

**Money Market Funds**
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

**Repurchase Agreements**
Repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Repurchase agreements are classified within Level 2 of the fair value hierarchy.

*Fair Value Option*
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The primary reason for electing the fair value option is to reflect current market conditions related to repurchase agreements in earnings on a timely basis. CSG has elected to apply the fair value option to the Company's repurchase agreements.

*Other Financial Instruments*
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents; receivable from brokers, dealers, and clearing organizations; receivable from customers; commissions receivable, net; other assets; payable to brokers and dealers; payable to customers; payable to affiliates; commissions, clearance, and regulatory fees payable; and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2023, based on the historical analysis and forward-looking information, the Company expects credit losses arising from such financial assets to be immaterial.

NOTE 3

## Collateralized Transactions

The Company attempts to manage credit exposure arising from repurchase agreements by entering into master netting agreements and credit support agreements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. For the year ended December 31, 2023, all of the Company's repurchase agreements were with CSEC, an affiliate.

Repurchase agreements are collateralized primarily by pledging securities. CSEC generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The sale and purchase obligations under repurchase agreements are collateralized by U.S. government securities to the extent an offsetting agreement with the same counterparty has not otherwise reduced the Company's or counterparty's exposure. As of December 31, 2023, the fair value and accrued coupon interest of securities collateral pledged for repurchase agreements was $118 million.

*Offsetting of Certain Collateralized Transactions*
The following table presents information about the offsetting of these instruments.

### LIABILITIES AS OF DECEMBER 31, 2023

| *($ in millions)* | Repurchase Agreements |
| --- | --- |
| **Included in the statement of financial condition** | |
| Gross amounts | $ 115 |
| Amounts offset | — |
| **Net amounts** | 115 |
| **Amounts not offset** | |
| Counterparty netting | — |
| Financial instruments, at fair value | (118) |
| **Total** | $ (3) |

In the table above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest payables related to these transactions.
- Amounts offset and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.

CITADEL SECURITIES INSTITUTIONAL LLC

# Notes to Statement of Financial Condition

- Amounts are reported on a net basis, as applicable, in the statement of financial condition when the Company has determined that there exists a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities sold under the agreement to repurchase and additional collateral, where applicable. These amounts may include any over-collateralization of such transactions.

*Collateralized Transactions–Maturities and Collateral Pledged*
The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2023.

| ($ in millions) | Repurchase Agreements |
|---|---|
| **Overnight** | |
| U.S. government securities | $ 115 |
| **Total** | 115 |
| Financing interest payable | — |
| **Gross amounts** | $ 115 |

NOTE 4

## Transactions with Related Parties

*Expenses*
Pursuant to an administrative services agreement, the Company pays the Citadel Parties on a cost and/or cost-plus basis, as applicable, for direct and reimbursable administrative, general, and operating expenses, including compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2023, the Company had a combined payable to the Citadel Parties of $19 million, which is reflected as payable to affiliates on the statement of financial condition. As of December 31, 2023, the Company has paid compensation to CSASC of $1 million, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

*Executing Activities*
During 2023, the Company provided execution services to CSEC under a transfer pricing agreement on a cost plus basis. As a result of this activity, the Company recognized service fees from CSEC and incurred commission expense to CSEC for acting as a counterparty for trades with third parties. As of December 31, 2023, the Company had a receivable from CSEC of $2 million, which is included in other assets on the statement of financial condition. As of December 31, 2023, the Company had commission payable to CSEC of $11 million, which is included in commissions, clearance and regulatory fees payable on the statement of financial condition.

In 2023, the Company also provided execution services to Citadel Securities Swap Dealer LLC ("CSSD"), an affiliated broker and dealer. Additionally, the Company earned and incurred charges related to failed delivery of securities with CSEC and CSSD.

The Company trades equity securities on an agency basis for CRBU Holdings LLC, an affiliate.

*Loan Agreement*
The table below discloses the significant terms and financial information associated with the Company's borrowing agreement with Citadel Securities LP ("CSLP").

### AS OF DECEMBER 31, 2023

| Borrowing Agreement *($ in millions)* | | | | |
|---|---|---|---|---|
| Lender | Total Facility Limit | Interest Rate | Outstanding Principal and Accrued Interest | Maturity Date |
| CSLP | $ 100 | SOFR + 1.41% | $ — | December 31, 2024 |

In the table above:

- The maturity date represents the maturity date valid as of December 31, 2023.
- The senior unsecured loan facility with CSLP is uncommitted, payable on demand, and all loan advances are subject to CSLP's approval.

*Miscellaneous Related Party Transactions*
Certain of the Company's transactions with various clients have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 5

## Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations and payable to brokers and dealers at December 31, 2023, consist of the following:

| ($ in millions) | |
|---|---|
| Securities failed to deliver to affiliates | $ 401 |
| Receivable from brokers and dealers | 23 |
| Receivable from clearing organizations | 11 |
| Securities failed to deliver | 4 |
| **Receivable from brokers, dealers, and clearing organizations** | $ 439 |

| ($ in millions) | |
|---|---|
| Securities failed to receive from affiliates | 306 |
| **Payable to brokers and dealers** | $ 306 |

The receivable from brokers, dealers, and clearing organizations and payable to brokers and dealers may include cash balances and amounts receivable or payable for unsettled trades and securities failed to deliver or receive.

# Notes to Statement of Financial Condition

**NOTE 6**

## Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2023, consist of the following:

| ($ in millions) | Receivables | Payables |
|---|---|---|
| Securities failed to deliver/receive | $ 258 | $ 239 |
| **Receivable/payable from/to customers** | $ 258 | $ 239 |

**NOTE 7**

## Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. CSG seeks to monitor and manage these risks on an ongoing basis.

*Market Risk*
Market risk is the potential for changes in the value of Financial Instruments and the securities collateral pledged under repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CSG seeks to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices and volatilities.

*Credit Risk*
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of nonperformance by the counterparties.

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to the risk of loss in the event of nonperformance by a customer or broker. In the event that a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in financing arrangements by entering into master netting agreements and collateral posting with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CSG monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company seeks to mitigate credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate.

Cash account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CSG seeks to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other globally recognized financial institutions.

*Liquidity Risk*
With respect to asset and liability management, the Company diversifies financing across counterparties and contractual types, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. Management also typically maintains a pool of excess liquidity at the Company for these planned and contingent needs.

*Operational Risk*
Operational risk is defined as the risk of financial loss or damaged reputation resulting from inadequate or failed internal processes, people, systems, or from external events. CSG seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

*Other Risks*
The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CSG's ability to manage the Company's activities. CSG seeks to manage this risk through continuity and resiliency planning.

During the life of the Company, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

**NOTE 8**

## Contingencies

In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

**NOTE 9**

## Contracts with Customers

As of December 31, 2023, customer transactions consisted of:

*Service Income from Affiliate*
The Company receives service fees on a monthly basis from CSEC for trade execution services provided (see Note 4). Service fees are recognized over time in the period when services are provided.

*Commissions and Transaction Fees*
The Company earns commissions for executing trades on behalf of its customers and is also generally reimbursed by the customers for transaction fees incurred. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and transaction fees are billed monthly.

# Notes to Statement of Financial Condition

As of December 31, 2023, the Company's commissions receivable from contracts with customers was $12 million and is reflected as commissions receivable, net on the statement of financial condition. As of December 31, 2022, the Company's receivable from contracts with customers was $11 million. The Company did not have unsatisfied or partially satisfied performance obligations related to its trade execution services with third-parties or affiliates.

**NOTE 10**

## Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH, CSUH's members, or the partners of CSUH's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. As of December 31, 2023, CSG has determined that the Company was not required to establish a liability for uncertain tax positions.

**NOTE 11**

## Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. At December 31, 2023, net capital was $108 million in excess of the Company's required minimum net capital of $250 thousand.

The Company claims an exemption from SEA Rule 15c3-3 ("Rule 15c3-3") based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of the rule.

**NOTE 12**

## Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2024, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.